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                               November 14, 2023

       Flavia Pease
       Chief Financial Officer
       Charles River Laboratories International, Inc.
       251 Ballardvale Street
       Wilmington, Massachusetts 01887

                                                        Re: Charles River
Laboratories International, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Form 8-K dated
November 8, 2023
                                                            File No. 001-15943

       Dear Flavia Pease:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, Fiscal Year 2022 Compared to Fiscal Year 2021, page 47

   1. We reference your discussion of Revenue and Operating Income by segment. In future filings, revise to also
provide a discussion of material changes in result of operations for the registrant as a
whole, as required by Item 303(b) of Regulation S-K.
       Form 8-K dated November 8, 2023

       Exhibit 99.1 Press release dated November 8, 2023
       Reconciliation of GAAP to Non-GAAP Selected Business Segment Information (Unaudited),
       page 4

   2.                                                   We reference footnote
(3) related to the adjustment for Site consolidation costs,
                                                        impairments and other
items. In future filings please separately quantify all material items that are included
within the footnote. In addition, we note that the "other items" include
 Flavia Pease
Charles River Laboratories International, Inc.
November 14, 2023
Page 2
         certain third-party legal costs. To the extent legal costs make up a material portion of the overall adjustment, consider including this adjustment as a separate line item.
Reconciliation of GAAP Earnings to Non-GAAP Earnings (Unaudited), page 5

3. Please explain your rationale for including the non-GAAP adjustment to net income related to "Venture capital and strategic equity investment losses, net". In this regard, tell us how you considered Question 100.04 of our Compliance and Disclosure Interpretations
         "Non-GAAP Financial Measures" since these amounts are required by U.S. GAAP.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kristin Lochhead at 202-551-3664 or Brian Cascio at 202-551-3676 with any questions.



                                                                Sincerely,
FirstName LastNameFlavia Pease
                                                        Division of Corporation
Finance
Comapany NameCharles River Laboratories International, Inc.
                                                        Office of Industrial
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November 14, 2023 Page 2                                Services
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